October 31, 2019

VIA EDGAR AND OVERNIGHT COURIER

Jonathan Burr

Brigitte Lippmann

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AnPac Bio-Medical Science Co., Ltd.

Response to the Staff’s Comment on the Draft Registration Statement on Form F-1 Confidentially Submitted on September 20, 2019

CIK No. 0001786511

Dear Mr. Burr and Ms. Lippmann:

On behalf of our client, AnPac Bio-Medical Science Co., Ltd., a company incorporated under the laws of the British Virgin Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted on September 20, 2019.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated October 11, 2019.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated has an office in each of the cities listed above.

Securities and Exchange Commission

October 31, 2019

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its unaudited condensed consolidated financial statements as of September 30, 2019, and for the nine months ended September 30, 2018 and 2019, and (ii) included other information and data to reflect recent developments.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the roadshow no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

*  *  *  *

Securities and Exchange Commission

October 31, 2019

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company respectfully advises the Staff that there has been no written communication, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes that if any written communication of such kind is presented to potential investors, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Jurisdiction and Arbitration, page 162

2.

We note your disclosure that “the arbitration provisions do not preclude ADS holders from pursuing claims under the U.S. federal securities laws in federal courts.” Please ensure that this provision in the deposit agreement clearly states that, if true, the arbitration provisions do not apply to the U.S. federal securities laws.

The Company respectfully advises the Staff that the deposit agreement will not include an arbitration provision, and the Company has removed the disclosure on arbitration provisions from page 51 and the section headed “Description of American Depositary Shares” of the Registration Statement accordingly.

Undertakings, page II-2

3.

Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of the Registration Statement.

Securities and Exchange Commission

October 31, 2019

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Dr. Chris Yu, the founder, chairman and chief executive officer of AnPac Bio-Medical Science Co., Ltd., by telephone at +86-21-51085515-888 or via e-mail at chris_yu@anpac.cn, or Pavel Gu, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-21-2228-4063 or via email at pavel.gu@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Dr. Chris Yu, Founder, Chairman and Chief Executive Officer, AnPac Bio-Medical Science Co., Ltd.

Richard A. Friedman, Partner, Sheppard Mullin Richter & Hampton LLP

Stephen A. Cohen, Partner, Sheppard Mullin Richter & Hampton LLP

Pavel Gu, Partner, Ernst & Young Hua Ming LLP

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